UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Oracle Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-35992	54-2185193
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

500 Oracle Parkway Redwood City, California		94065
(Address of principal executive offices)		(Zip Code)

Dorian Daley

Executive Vice President and General Counsel, (650) 506-7000

(Name and telephone, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

ITEM 1.01 Conflict Minerals Disclosure and Report

The registrant’s Conflict Minerals Report for the year ended December 31, 2019 is attached hereto as Exhibit 1.01 and is available at www.oracle.com/a/ocom/docs/corporate/citizenship/conflict-minerals-report.pdf.

ITEM 1.02	Exhibit

The registrant’s Conflict Minerals Report for the year ended December 31, 2019 is attached hereto as Exhibit 1.01.

Section 2 – Exhibits

ITEM 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORACLE CORPORATION

BY:	/s/ Brian S. Higgins
Brian S. Higgins
Vice President, Associate General Counsel and Secretary

Date: May 29, 2020